Bright Horizons Family Solutions Inc.

200 Talcott Avenue South

Watertown, Massachusetts 02472

February 7, 2014

VIA EDGAR AND

OVERNIGHT DELIVERY

Ms. Brigitte Lippman

Mr. Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Bright Horizons Family Solutions Inc./Application for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Bright Horizons Family Solutions Inc., a Delaware corporation (the “Company”), initially filed a registration statement on Form S-1 (File No. 333-192240) (together with all amendments and exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on November 8, 2013.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consents thereto on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless it receives notice from the Commission that it will not be granted within fifteen days of the date hereof.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Craig E. Marcus, Esq., of Ropes & Gray LLP, at (617) 951-7802.

Regards,

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

By:	/s/ Elizabeth Boland
Name:	Elizabeth Boland
Title:	Chief Financial Officer